06040803

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 29 2006
WASH, D.C. 213

# FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2005

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ____________ to ____________

**Commission file number:** 000-22219

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**First South Bank Employees' Savings & Profit Sharing Plan and Trust**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**First South Bancorp, Inc.**
**1311 Carolina Avenue**
**Washington, North Carolina 27889**

PROCESSED
JUL 03 2006
THOMSON FINANCIAL

## REQUIRED INFORMATION

**Items 1-3.** The First South Bank Employees' Savings & Profit Sharing Plan and Trust is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. As permitted by Item 4, the Plan is filing financial statements and schedules in accordance with the financial reporting requirements of ERISA in lieu of the financial statements required by Items 1-3.

**Item 4.** The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

**Exhibit 23.1 Consent of Dixon Hughes PLLC**

# PLAN FINANCIALS

# First South Bank
# Employees' Savings & Profit Sharing Plan and Trust

Financial Statements
and Supplemental Schedule

Years Ended December 31, 2005 and 2004

## TABLE OF CONTENTS

DIXON HUGHES PLLC

Certified Public Accountants and Advisors

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Participants and Administrator of
First South Bank Employees' Savings & Profit Sharing Plan and Trust

We have audited the accompanying statements of net assets available for benefits of First South Bank Employees' Savings & Profit Sharing Plan and Trust as of December 31, 2005 and 2004 and related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First South Bank Employees' Savings & Profit Sharing Plan and Trust as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Dixon Hughes PLLC

*Greenville, North Carolina*
*June 23, 2006*

**FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST**
**STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS**
**December 31, 2005 and 2004**

| | 2005 | 2004 |
|---|---|---|
| **ASSETS** | | |
| Investments, at fair value | $ 2,819,474 | $ 5,729,799 |
| Due from broker for securities sold | 4,449,714 | - |
| Accrued income receivable | - | 56 |
| TOTAL ASSETS | 7,269,188 | 5,729,855 |
| LIABILITIES | | |
| Administrative expenses payable | 716 | 814 |
| NET ASSETS AVAILABLE FOR BENEFITS | $ 7,268,472 | $ 5,729,041 |

See accompanying notes.

**FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST**
**STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS**
**Years Ended December 31, 2005 and 2004**

| | 2005 | 2004 |
|---|---|---|
| ADDITIONS TO NET ASSETS ATTRIBUTED TO: | | |
| Investment income: | | |
| Net appreciation in fair value of investments | $ 1,013,243 | $ 445,774 |
| Interest and dividends | 72,467 | 52,969 |
| Total investment income | 1,085,710 | 498,743 |
| Contributions: | | |
| Employer | 318,499 | 274,774 |
| Employee | 478,391 | 392,135 |
| Rollover | 486,174 | 23,094 |
| Total contributions | 1,283,064 | 690,003 |
| TOTAL ADDITIONS | 2,368,774 | 1,188,746 |
| DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO: | | |
| Benefits paid directly to participants | 794,313 | 621,150 |
| Administrative fees | 34,925 | 29,033 |
| TOTAL DEDUCTIONS | 829,238 | 650,183 |
| OTHER EXPENSE | 105 | - |
| NET INCREASE | 1,539,431 | 538,563 |
| NET ASSETS AVAILABLE FOR BENEFITS | | |
| Beginning of year | 5,729,041 | 5,190,478 |
| END OF YEAR | $ 7,268,472 | $ 5,729,041 |

See accompanying notes.

## NOTE A - DESCRIPTION OF THE PLAN

The following description of First South Bank Employees' Saving & Profit Sharing Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all eligible employees of First South Bank (the "Plan sponsor") who have three months of service and are age twenty-one or older. The Plan was established on July 1, 1995. It was amended and restated as of May 1, 2003. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each year, participants may contribute up to 15% of pretax annual compensation, as defined by the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may make changes in their contribution percentage daily and can terminate contributions at any time. Allocations among fund options offered by the Plan may be changed on a daily basis. Participants may also contribute funds from other tax-qualified plans as rollover contributions.

The Plan Sponsor matches 100 percent of the first 5 percent of base compensation that a participant contributes to the Plan. Employer contributions are allocated to the same investment options that the employee directs. Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of matching contributions, forfeitures, and earnings on the account and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant Loans

Participants may borrow from their fund account an amount not to exceed the lesser of $50,000 or 50 percent of their vested account balance. The minimum loan amount allowed by the Plan is $1,000. The loans are secured by the vested balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Forfeitures

Forfeitures represent the nonvested employer matching contributions of participants that have terminated their employment with the Plan Sponsor. There were no forfeitures used to reduce administrative expenses and employer contributions during 2005 or 2004. At December 31, 2005 and 2004, forfeited nonvested accounts totaled $24,593 and $11,598, respectively.

## NOTE A - DESCRIPTION OF THE PLAN (Continued)

### Investment Options

Participants may direct the investment of their contributions as well as employer matching contributions between thirteen mutual funds and a money market fund, each offering different degrees of risk and return. Participants were allowed to invest in employer stock as part of the Sponsor's initial public offering and as rollover contributions due to the termination of their ESOP plan. Participants are no longer allowed to invest in employer stock.

### Vesting

Participants are immediately vested in participant contributions plus actual earnings thereon. Vesting in the Plan Sponsor's matching contributions and the earning thereon is based upon years of continuous service. The employer's contributions shall be fully vested and nonforfeitable upon death, total and permanent disability, upon discontinuance of employer contributions to the Plan, termination of the Plan, or upon reaching normal retirement age defined as 65 years of age. If Participant termination occurs prior to these events, the participant vests in the employer's contributions as follows:

| Completed years of service | Vested Percentage |
|---|---|
| Less than 1 | 0% |
| 1 but less than 2 | 25% |
| 2 but less than 3 | 50% |
| 3 but less than 4 | 75% |
| 4 or more | 100% |

### Payment of Benefits

Upon termination of employment due to death, disability or retirement, a participant or their beneficiary may elect to receive either a lump sum amount equal to the value of the participant's vested account balance, annual installments over a period not to exceed 20 years or maintain his or her vested account balance in the Plan. Vested account balances of less than $5,000 will be distributed automatically upon the occurrence of one of these events. Required minimum payments will begin no later than the 1st of April following the year in which retired participant reaches age 70 ½.

## NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

### Administrative Expenses

The Plan Sponsor may elect, but is not required, to pay recordkeeping and other administrative expenses incurred by the Plan. At December 31, 2005, the Plan Sponsor has elected to pay all the administrative fees related to professional services provided to the Plan. Expenses for the trustee are paid by the Plan.

## NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits at the dates of the financial statements and reported changes in net assets available for benefits during the reported periods. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, as determined by quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Accrued income receivable represents dividends and interest due to the Plan as of the end of the Plan year. Investments in participant loans are stated at cost, which approximates fair market value.

Payment of Benefits

Benefits are recorded when paid.

## NOTE C - INCOME TAX STATUS

The Plan is a standardized prototype plan sponsored by Pentegra Services Inc. The Internal Revenue Service ("IRS") has determined and informed Pentegra Services Inc. by letter dated March 7, 2002, that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in accordance with applicable requirements of the Internal Revenue Code.

## NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

## NOTE E - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets at December 31:

| | 2005 | 2004 |
|---|---|---|
| First South Bank Common Stock | $ 2,537,459 | $ 2,130,633 |
| Barclays Equity Index/S&P 500 Fund | * | 1,085,057 |
| Barclays Midcap Fund | * | 886,597 |

* Less than 5%

During 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

| | 2005 | 2004 |
|---|---|---|
| Net appreciation in fair value of investments: | | |
| Mutual funds | $ 518,350 | $ 339,946 |
| First South Bank common stock | 494,893 | 105,828 |
| | $ 1,013,243 | $ 445,774 |

## NOTE F - DUE FROM BROKER FOR SECURITIES SOLD

On December 31, 2005, the Plan's investment account balances held in the common and collective trusts totaling $4,449,714 were liquidated to prepare for the change in Plan administrator and recordkeeper from Pentegra Services, Inc. to SunTrust Banks, Inc. The liquidation of these assets resulted in an amount due from the broker for securities sold. This change in Plan administrator and recordkeeper is effective for the Plan year beginning January 1, 2006

## NOTE G - RETURN OF EXCESS CONTRIBUTIONS

Benefit distributions of $794,313 and $621,150 for the plan years ended December 31, 2005 and 2004, respectively, include payments of $3,171 and $2,473, respectively, made to certain active participants to return to them deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan for the prior year.

## NOTE H - RELATED PARTY TRANSACTIONS

As of December 31, 2005 and 2004, the Plan's investments included $2,537,459 and $2,130,633, respectively, in common stock of First South Bank, Inc. These investments represent approximately 35% and 37% of total Plan investments at December 31, 2005 and 2004, respectively.

## NOTE I - PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds managed by The Bank of New York. The Bank of New York is the trustee of the Plan and, therefore transactions with The Bank of New York qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services totaled $34,925 and $29,033 for the years ended December 31, 2005 and 2004, respectively.

## NOTE J - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

## SUPPLEMENTAL SCHEDULE

## FIRST SOUTH BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST
## SCHEDULE H, LINE 4 – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
## Employer Identification Number 56-0266599, Plan Number 001
## December 31, 2005

| (a) | (b) Identity of Issue, Borrower, Lessor, or Similar Party | (c) Description of Investments including Maturity Date, Rate of Interest Collateral, Par or Maturity Value | (d) Cost** | (e) Current Value |
|---|---|---|---|---|
| * | First South Bank | Common Stock | | $ 2,537,459 |
| * | Bank of New York | Short Term Investment Fund | | 11,210 |
| | Participants Loans | 5% to 10.5% | | 270,805 |
| | | | | $ 2,819,474 |

*Denotes a party-in-interest

**Cost has been omitted for participant-directed investments.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: June 27, 2006

First South Bank Employees' Savings & Profit Sharing Plan and Trust

William L. Wall

Plan Administrator

## Exhibit 23.1 Consent of Dixon Hughes PLLC

**DIXON HUGHES** PLLC

Certified Public Accountants and Advisors

# CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Plan Administrator
First South Bank Employees' Savings & Profit Sharing Plan and Trust

We consent to incorporation by reference in the registration statement (No. 333-132623) on Form S-8 of First South Bancorp, Inc. of our report dated June 23, 2006 relating to the statements of net assets available for benefits of First South Bank Employees' Savings & Profit Sharing Plan and Trust as of December 31, 2005 and 2004 and the related statements of changes in net assets available for benefits for the years then ended, which report appears in the December 31, 2005 annual report on Form 11-K of First South Bank Employees' Savings & Profit Sharing Plan and Trust.

Dixon Hughes PLLC

Greenville, North Carolina
June 29, 2006